UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-06569			Date examination completed: March 30, 2026

2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement: Ivy Funds

4. Address of principal executive office (number, street, city, state, zip code): 100 Independence, 610 Market Street Philadelphia, PA 19106-2354

Report of Independent Accountants
To the Board of Trustees of Ivy Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the fund listed in Appendix A (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of June 30, 2025. The Fund’s management is responsible for its assertion and the Fund's compliance with the specified requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of June 30, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from October 31, 2024 (the date of our last examination), through June 30, 2025:
  Confirmation of all securities held with the sub-transfer agent

  Reconciliation of all such securities to the books and records of the Fund and sub-transfer agent

  Agreement of 10 purchases and 16 security sales since our last report from the books and records of the Fund to the related trade tickets and sub-transfer agent record report
Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that Macquarie Global Allocation Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2025 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Ivy Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 30, 2026
PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, www.pwc.us

Appendix A
Macquarie Global Allocation Fund (1)
(1) On August 22, 2025, the fund was reorganized into Macquarie Balanced Fund (effective December 1, 2025, Macquarie Balanced Fund was renamed Nomura Balanced Fund)

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Macquarie Global Allocation Fund, a series of Ivy Funds, listed in Appendix A (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2025, and for the periods indicated in Appendix A.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2025, and for the periods indicated in Appendix A, with respect to securities reflected in the investment account of the Fund.

Ivy Funds

By:

/s/RICHARD SALUS

Richard Salus
Senior Vice President and Chief Financial Officer
Date March 30, 2026

/s/DANIEL V. GEATENS

Daniel V. Geatens
Senior Vice President and Treasurer
Date March 30, 2026

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